82-5769

04045216

UFJ Holdings, Inc

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

RECEIVED
2004 OCT -1 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	October 1, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	4 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

Dw 10/1

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 1, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

October 1, 2004

UFJ Holdings, Inc.

Statement Regarding Media Report

UFJ Holdings, Inc. ("UFJ") issued the following statement in response to media reports published today:

"Although some media reported today that the merger between UFJ Card Co., Ltd and Nippon Shinpan Co., Ltd. would be postponed, nothing is decided yet at the present moment."

UFJ

Press Release

October 1, 2004

UFJ Holdings, Inc.

Correction of figures in Plan to Revitalize Management

UFJ Holdings, Inc. hereby gives a notice concerning correction of figures in the Plan to Revitalize Management ("Plan") announced on September 24, 2004 as set forth below. These corrections are made due to incorrect posting and do not result from amendment of the Plan.

■ P38. Table 1-1 Financial Projection Summary

[UFJ Holdings, Inc.] (Billions of Yen)

Fiscal Year 3/2006 (Plan)	Figures in announcement on Sep. 24, 2004	Correct Figures
Total stockholders' equity	933.0	930.5
Capital stock	916.3	913.8

■ P40. Table 1-2 Financial Projection Summary

[UFJ Bank Limited including UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd. and UFJ Trust Bank Limited including UFJ Trust Equity Co., Ltd.]

(Billions of Yen)

Fiscal Year 3/2005 (Plan)	Figure in announcement on Sep. 24, 2004	Correct Figure
Revaluation losses (on stocks)	263.0	317.0

RECEIVED

2004 OCT -1 A 9:28

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc, 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 28, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	6 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 28, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

September 28, 2004

UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Trust Bank Limited

Realignment of Business and Capital within UFJ Group

UFJ Group has today determined the realignment of business and capital between UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") as set forth below. This action aims to realize early enhancement of capital adequacy ratio of UFJ Bank by utilizing capital available within the group effectively as well as improving efficiency in operations and credit risk management.

1. Centralized management of large borrowers

UFJ Group shall transfer and integrate a part of operations of UFJ Trust related to large borrowers to UFJ Bank as early as possible in the second half of fiscal year 2004.

Through centralization of planning, following up and other processes on revitalization and disposal scheme of large borrowers, UFJ group seeks to improve efficiency in operations and credit risk management.

As for the actual scheme of transfer, UFJ is considering a corporate split subject to receiving approvals from relevant authorities. An announcement will be made upon determination of details.

The planned integration of corporate lending business between UFJ Bank and UFJ Trust scheduled in July 2005 will be reviewed in the course of discussions for a management integration with Mitsubishi Tokyo Financial Group, Inc.

2. Reallocation of capital within UFJ Group

In light of the centralization of large borrowers to UFJ Bank as explained above and in order to realize early enhancement of capital adequacy ratio of UFJ Bank, UFJ Group is to reallocate capital from UFJ Trust to UFJ Bank by the end of September 2004.

To be more precise, UFJ Holdings, Inc. ("UFJ Holdings") will subscribe JPY 80 billion of nonvoting preferred shares issued by UFJ Bank. Thereby capital adequacy ratio of UFJ Bank on non-consolidated basis and consolidated basis are expected to improve by approximately 0.5% and 0.4% respectively to as much as mid to higher 8%. UFJ Bank is thus prepared for the transfer of loan assets from UFJ Trust in the second half of fiscal year 2004 as well as securing adequate capital ratio as an international standard bank. On the other hand, capital ratio of UFJ Trust will decrease by more than 2% to approximately 8% in the process of relevant funds provision to UFJ Holdings.

This arrangement does not affect the consolidated capital ratio of UFJ holdings because the process is a reallocation of capital within UFJ Group.

[Outline of the new share issuance by UFJ Bank]

1. Name and type of shares:	Class G Preferred Shares Series 1 (Nonvoting preferred share)
2. Method of issue:	Subscription by UFJ Holdings
3. Issue price:	JPY 200 per share
4. Number of shares issued:	400,000,000
5. Aggregate amount of issue:	JPY 80 billion
6. Amount to be credited to Capital:	JPY 100 per share
7. Deadline for application for subscription:	September 29, 2004
8. Deadline for payment:	September 29, 2004

UFJ

Press Release

September 28, 2004

UFJ Holdings, Inc.

Support for Revitalization of Daikyo Incorporated

UFJ Holdings, Inc. ("UFJ Holdings") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, and Daikyo group have jointly submitted an application for support of business revitalization in respect to Daikyo Incorporated, Daikyo Kanri Incorporated, Daikyo Jyutaku Ryutsu Incorporated, Okinawa Daikyo Incorporated, Daikyo Rental Incorporated and Lions Family Incorporated to the Industrial Revitalization Corporation of Japan ("IRCJ") in accordance with Article 22 of the Industrial Revitalization Corporation Act and have received an approval for the support from IRCJ today.

UFJ Bank plans to extend financial support to Daikyo group companies on the condition that other financial institutions shall agree to their business revitalization plan and hereafter, as a primary bank, UFJ Bank will continue its support to the Daikyo group companies in cooperation with IRCJ aiming to realize their revitalization plan.

1. Outline of Daikyo Group

Trade Name	Daikyo Incorporated	Daikyo Kanri Incorporated
Address	24-13 Sendagaya 4-chome, Shibuya-ku, Tokyo	8-16 Sendagaya 4-chome, Shibuya-ku, Tokyo
Representative	Jihei Yamazaki	Satoru Masuda
Capital	JPY 65,046 million	JPY 1,237 million
Business	Condominium sales, etc.	Real estate maintenance, etc.

Trade Name	Daikyo Jyutaku Ryutsu Incorporated	Okinawa Daikyo Incorporated
Address	24-13 Sendagaya 4-chome, Shibuya-ku, Tokyo	2-8-1 Kumoji, Naha-shi, Okinawa
Representative	Tatsuo Hibi	Masaaki Kurosumi
Capital	JPY 1,413 million	JPY 105 million
Business	Condominium brokerage, etc.	Condominium sales, etc.

Trade Name	Daikyo Rental Incorporated	Lions Family Incorporated
Address	21-3 Nishishinjuku 7-chome, Shinjuku-ku, Tokyo	19-1 Sendagaya 4-chome, Shibuya-ku, Tokyo
Representative	Takeo Abe	Masaaki Kurosumi
Capital	JPY 9,500 million	JPY 2,330 million
Business	Condominium rental, etc.	Renovation works, house equipment sales, etc.

2. Financial Support (Planned)

Debt forgiveness: Approximately Yen 87 billion

Capital injection: Approximately Yen 30 billion
(Subscription of nonvoting convertible preferred shares issued by Daikyo Incorporated by debt-for-equity swap)

Execution Date: In the second half of fiscal year 2004

3. Impact on Earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005.

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 29, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

September 29, 2004

UFJ Holdings, Inc.

Acquisition of Shares in Sojitz Holdings Corporation

UFJ Holdings, Inc. ("UFJ Holdings") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, has decided to acquire shares issued by Sojitz Holdings Corporation ("Sojitz") as set forth below. The decision was made in order to support Sojitz in respect to measures to strengthen equity capital in its New Business Plan announced previously.

1. Share Acquisition by UFJ Bank

Amount:	JPY 330 billion
Type:	Preferred shares
Form:	Debt-for-equity swap of the loans extended to Sojitz
Date:	October 29, 2004

2. Impact on Earnings of UFJ Holdings

   UFJ Holdings does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005.